

Mail Stop 3561

January 11, 2016

Via E-mail
Mr. Stephen Squires
Principal Executive Officer
Quantum Materials Corp.
3055 Hunter Road
San Marcos, TX 78666

> **Re: Quantum Materials Corp.**
> **Form 8-K**
> **Filed December 9, 2015**
> **Response dated January 6, 2016**
> **File No. 000-52956**

Dear Mr. Squires:

We have reviewed your January 6, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2015 letter.

Form 8-K filed December 9, 2015

1.   We note your responses to our comment letter dated December 15, 2015 and believe that amended interim financial information should be filed to comply with your reporting obligations. As a result, please file amended Form 10-Qs for the quarters ended December 31, 2014 and March 31, 2015 that include corrected financial statements and also provide the disclosures required by ASC 250-10-50. Alternatively, you can amend your Form 10-K for the year ended June 30, 2015 to provide a financial statement footnote setting forth a quarterly financial information table with amounts as originally reported in the applicable Forms 10-Q and as corrected along with the required disclosures that quantify and describe the errors identified.

You may contact Myra Moosariparambil at (202) 551-3796 or Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Myra Moosariparambil

Myra Moosariparambil
Staff Accountant